SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of January, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                   RYANAIR CALLS ON AER LINGUS TO ABOLISH ITS

                       FUEL SURCHARGES AS OIL PRICES FALL

Ryanair, Ireland's biggest airline today (Thursday, 18th January 2007) called upon Aer Lingus to abolish its EUR40/$45 each way fuel surcharge on its long haul flights.

This surcharge was first announced on 21st April 2006 when oil was at $74 a barrel, it is not justified, warranted or sustainable now that oil prices have fallen by almost 30% to $52/$53 per barrel today. Aer Lingus should explain why it is still charging a EUR40/$45 one way fuel surcharge (which was imposed when oil prices were $74 a barrel) when current oil prices are almost 30% lower.

Aer Lingus' Chief Executive, confirmed in his press release of 21st April 2006 (see attached) that "Aer Lingus will continue to monitor the cost of fuel prices and will revisit its approach to surcharges should the cost of fuel decrease". Well, oil prices are 30% lower than they were last April so it's time to scrap Aer Lingus' fuel surcharges.

Calling on Aer Lingus to end what Ryanair believes is a fuel surcharges scam, Ryanair's Head of Communications, Peter Sherrard, said:

        "We believe there was no justification for Aer Lingus imposing fuel surcharges only on longhaul flights last year, particularly when no surcharges were levied on their shorthaul flights which accounts for 85% of their traffic. These surcharges suggest Aer Lingus' abuse of its dominant position on longhaul flights to and from Ireland.

        "Aer Lingus should abolish these fuel surcharges now that oil prices have fallen 30% below the levels they were at in April 2006, when Aer Lingus first introduced them. It's time for Aer Lingus to keep its word and "revisit" these surcharges now that oil prices have fallen from $74 last April to $53 per barrel today.

        "As Ryanair is the only airline across Europe to guarantee no fuel surcharges today, tomorrow or ever, we again call on Aer Lingus and other European airlines to scrap these unnecessary and unjustified fuel surcharges charges".


Ends.                         Thursday, 18th January 2007

For further information please contact:

Pauline McAlester             Peter Sherrard
Murray Consultants            Ryanair
Tel. +353-1-4980300           Tel. +353-1-8121212


The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 January 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director